UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mallinckrodt plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36472T109

1	NAMES OF REPORTING PERSONS Alta Fundamental Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 299,079
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 299,079
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1(a).	Name of Issuer:

Mallinckrodt plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

College Business & Technology Park, Cruiserath

Blanchardstown, Dublin 15, Ireland

Item 2(a).	Names of Persons Filing:

The name of the person filing this report (the “Reporting Person”) is:

Alta Fundamental Advisers LLC (“Alta Advisers”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

1500 Broadway Suite 704

New York, NY 10036

Item 2(c).	Citizenship:

Alta Advisers is a New York limited liability company

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G5890A102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐ Insurance Company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)).

☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage is based on 19,696,335 Ordinary Shares outstanding, as reported in the Issuer’s Form 8-K filed on November 15, 2023.

Funds and clients advised by Alta Advisers directly hold 299,079 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ALTA FUNDAMENTAL ADVISERS LLC

By:	/s/ Jeremy Carton
	Name:	Jeremy Carton
	Title:	Managing Member